COMMENTS RECEIVED ON JANUARY 18, 2012

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund,
Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund,
Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund,
Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1,
Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund,
Fidelity International Equity Central Fund, Fidelity Materials Central Fund,
Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

AMENDMENT NO. 30

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Tactical Income Central Fund

AMENDMENT NO. 15

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 75

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity Consumer Discretionary Central Fund)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the second and fourth paragraphs be removed.

R: We believe the information in the second and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not removed disclosure.

2. All funds (except Fidelity Money Market Central Fund)

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests the inclusion of each fund's market capitalization range.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. All funds (except Fidelity Money Market Central Fund)

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy and credit quality of the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality, though we note that, as applicable, certain of the funds disclose their policy relating to lower-quality debt. Accordingly, we have not modified disclosure.

4. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" sections does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" sections includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMRC normally invests the fund's assets primarily in common stocks."

C: The Staff requests that we define "other investments" within this strategy. Additionally, the Staff questions whether the fund will use derivatives to meet the 80% test.

R: As required by Item 9(b)(1) of Form N-1A, the types of securities in which the fund principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. We also note that the terminology "investments" was specifically used in the disclosure at issue based on the final wording of Rule 35d-1(a)(2) (see Name Test Rule Adopting Release Footnote 13). Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

7. Fidelity High Income Central Fund 1 and Fidelity Tactical Income Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

(Example from Fidelity High Income Central Fund 1)
"FMRC normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting FMRC's ability to resell the securities to the general public. FMRC may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

8. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Risks"

C: The Staff requests that we add growth and value risks to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

9. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Investing in emerging markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region."

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Investment Details" section.

R: The fund does not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

10. Fidelity Money Market Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Risks"

C: The Staff requests that we add concentration risk to "Principal Investment Risks" in the "Investment Details" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the fund's principal investment risks and accordingly have not added disclosure. We call the Staff's attention to the following disclosure under "Principal Investment Risks" in the "Investment Details" section:

"Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

11. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.